EXHIBIT 99.1

Press release

Noble Corporation plc announces agreement to acquire Diamond Offshore Drilling, Inc.

SUGAR LAND, TEXAS, June 10, 2024 - Noble Corporation plc ("Noble") (CSE: NOBLE, NYSE: NE) and Diamond Offshore Drilling, Inc (“Diamond”) (NYSE: DO) announced today that they have entered into a definitive merger agreement under which Noble will acquire Diamond in a stock plus cash transaction. As part of the transaction, Diamond shareholders will receive 0.2316 shares of Noble, plus cash consideration of $5.65 per share for each share of Diamond stock, representing an 11.4% premium to closing stock prices on June 7, 2024. Upon closing, Diamond shareholders will own approximately 14.5% of Noble’s outstanding shares.

Noble’s President and Chief Executive Officer, Robert Eifler, said, “This acquisition enables Noble to continue our journey of delivering superior innovation and value to a broad range of the leading offshore operators across the world. Our position will be strengthened with the addition of four 7th generation drillships and one of the most high-spec harsh environment semisubmersible rigs in the world.  Additionally, Diamond’s five conventional deepwater and midwater rigs have averaged above 85% utilization over the last 3 years and currently have strong forward contract coverage. Supported by Diamond’s $2.1 billion of backlog and $100 million of anticipated cost synergies, we expect the transaction to be immediately accretive to our free cash flow per share and contribute to accelerated growth in our return of capital to shareholders.”

Diamond’s President and Chief Executive Officer, Bernie Wolford, said, “This combination is an ideal outcome that provides Diamond shareholders both immediate and long-term upside potential as part of a more fully scaled platform that can deliver customer and shareholder value on a through-cycle basis, more visibly and accessibly, while gaining access to Noble’s robust dividend program. Noble’s operational strength, service posture and proven integration capabilities make this a natural match for Diamond. I would like to thank the entire Diamond team for delivering terrific results for our customers and shareholders. Your daily commitment to our uncompromising standards will be a perfect fit within Noble, and we look forward to continued success for our teams together on this strengthened, world class platform.”

Neal P. Goldman, Chairman of Diamond, added, “I am very proud of what Diamond’s employees, executives and board have accomplished. We have created tremendous value for our shareholders and customers that has culminated in a strategic merger that will continue to add value for all.”

Additionally, Noble today announced that its Board of Directors has approved a 25% increase in its quarterly dividend to $0.50 per share, starting with the dividend which is to be paid in the third quarter of 2024.

Compelling Transaction Rationale, Synergies, and Value Creation Potential for all Shareholders

•	Highly complementary fleets and customer coverage: On a combined basis, Noble’s 14 working (15 total) dual BOP 7th generation drillships will comprise the leading tier one drillship fleet in the industry. Additionally, the Ocean GreatWhite will provide Noble with a high-spec floater capable of operating in harsh environments, while the remaining five semisubmersibles are expected to contribute meaningful contracted cash flow. The combination creates strong commercial opportunities with complementary customer bases around the world and across rig types.

•	Culture commonality around safety, operational excellence and service posture: Noble and Diamond’s shared commitment to these foundational principles is expected to be a driving force toward a successful and seamless integration.

•	Robust combined backlog of $6.5 billion: Diamond’s $2.1 billion backlog is both significantly accretive on a per share and per rig basis, but also attractively priced and structured, including an average backlog on the four 7th generation drillships of approximately two years at $460,000 per day.

•	Meaningful cost synergies: Noble expects to realize annual pre-tax cost synergies of $100 million, with 75% expected to be realized within one year of closing.

•	Significantly accretive to free cash flow: The transaction is significantly and immediately accretive to Noble’s free cash flow per share and will facilitate Noble’s ability to further augment our return of capital to shareholders.

Key Transaction Terms

•	Under the terms of the merger agreement, Diamond shareholders will receive 0.2316 Noble shares and $5.65 per share in cash for each Diamond share (representing $600 million total cash paid to Diamond shareholders on a fully-diluted basis). Following the close of the transaction, Diamond shareholders will own approximately 14.5% of Noble’s shares on a fully-diluted basis.

•	The implied cash and stock consideration to be received by Diamond shareholders is $15.52 per share, representing a premium of 11.4% to Diamond’s closing share price on June 7, 2024.

•	Noble intends to fund the cash portion of the transaction through new debt financing, which Noble has secured through a $600 million committed bridge financing facility.

•	At closing, the Noble Board of Directors will be expanded to include one member from the Diamond Board.

•	The transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Diamond shareholders. The transaction is expected to close by the first quarter of 2025.

•	The transaction has been unanimously approved by the Board of Directors of each company.

Noble – First Choice Offshore

Giving effect to the acquisition, Noble will own and operate a fleet of 41 rigs including 28 floaters and 13 jackups. Additionally, backlog for the combined company would be approximately $6.5 billion as of today, with a wide diversity of customers and regions of operation. With this expanded fleet and contracted cash flow visibility, Noble will remain committed to maximizing value for customers, employees and shareholders by delivering safe and efficient operational results and maintaining a disciplined capital allocation approach that prioritizes returning the significant majority of free cash flow to shareholders.

Dividend Information

Today, Noble’s Board of Directors approved an interim dividend of $0.50 per share for the third quarter of 2024. This dividend is in addition to the $0.40 dividend previously announced which is expected to be paid on June 27, 2024 to shareholders of record at close of business on June 6, 2024. The $0.50 dividend is expected to be paid on September 26, 2024 to shareholders of record at close of business on September 12, 2024. The Company intends to continue to pay dividends on a quarterly basis, and the third quarter dividend represents $2.00 on an annualized basis.

Dividends payable to Noble shareholders will generally be paid in U.S. dollars (USD). However, holders of shares in the form of share entitlements admitted to trading on NASDAQ Copenhagen will receive an equivalent dividend payment in Danish krone (DKK) as determined by the exchange rate on a specified date. The holders of such share entitlements bear the risk of fluctuations in USD and DKK exchange rates.

Advisors

Morgan Stanley & Co. LLC is acting as lead financial advisor to Noble and has provided committed financing. Wells Fargo and SB1 Markets also advised Noble. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal advisor to Noble. Guggenheim Securities, LLC and TPH&Co., the energy business of Perella Weinberg Partners, are acting as lead financial advisors to Diamond. Kirkland & Ellis LLP is acting as legal advisor to Diamond.

Conference Call

Noble and Diamond have scheduled a conference call and webcast to discuss this transaction on Monday, June 10, 2024, at 10:00 a.m. U.S. Central Time. Interested parties are invited to listen to the call by dialing 800-715-9871, or internationally 646-307-1963 using access code: 2355735, or by asking for the Noble Corporation conference call. Interested parties may also listen over the Internet through a link posted in the Investor Relations section of Noble’s Website, which will also include an investor presentation.

Contact Noble Corporation plc

Ian Macpherson

Vice President of Investor Relations

T: +1 713-239-6019

imacpherson@noblecorp.com

Contact Diamond Offshore Drilling Inc

Kevin Bordosky

Senior Director, Investor Relations

T: +1 281-647-4035

ir@dodi.com

About Noble Corporation plc

Noble is a leading offshore drilling contractor for the oil and gas industry. The Company owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Noble performs, through its subsidiaries, contract drilling services with a fleet of offshore drilling units focused largely on ultra-deepwater and high specification jackup drilling opportunities in both established and emerging regions worldwide. For further information visit www.noblecorp.com or email investors@noblecorp.com.

About Diamond Offshore Drilling, Inc.

Diamond Offshore is a leader in offshore drilling, providing innovation, thought leadership and contract drilling services to solve complex deepwater challenges around the globe. Additional information and access to the Company’s SEC filings are available at http://www.diamondoffshore.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of U.S. federal securities laws, including Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act, of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “continue,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “possible,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the pending transaction between Noble and Diamond (the ”Transaction”), including the expected time period to consummate the Transaction, and the anticipated benefits (including synergies and free cash flow accretion) of the Transaction, and planned dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Noble and Diamond, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Noble and Diamond; uncertainties as to whether the Transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits; Noble’s ability to integrate Diamond’s operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the Transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the Transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the Transaction that could be instituted against Noble or Diamond or their respective directors; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the pendency or completion of Transaction on the parties’ business relationships and business generally; risks that the Transaction disrupts current plans and operations of Noble or Diamond, as well as the risk of disruption of Noble’s or Diamond’s management and business disruption during the pendency of, or following, the Transaction; changes in commodity prices; negative effects of the announcement of the Transaction, and the pendency or completion of the Transaction on the market price of Noble’s or Diamond’s common stock and/or operating results; rating agency actions and Noble’s and Diamond’s ability to access debt markets on a timely and affordable basis; decline in the price of oil or gas, reduced demand for oil and gas products and increased regulation of drilling and production, price competition and cyclicality in the offshore drilling industry, offshore rig supply, dayrates and demand for rigs, contract duration, renewal, terminations and repricing, national oil companies and governmental clients, contract backlog, customer and geographic concentration, operational hazards and risks, labor force unionization, labor interruptions and labor regulations, major natural disasters, catastrophic event, acts of war, terrorism or social unrest, pandemic, or other similar event, joint ventures as well as investments in associates, international operations and related mobilization and demobilization of rigs, operational interruptions, delays, upgrades, refurbishment and repair of rigs and any related delays and cost overruns or reduced payment of dayrates, impacts of inflation, renewal of insurance, protection of sensitive information, operational technology systems and critical data, the ability to attract and retain skilled personnel or the increased cost in doing so, supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases, future mergers, acquisitions or dispositions of businesses or assets or other strategic transactions, hurricanes and windstorm damage, responding to energy rebalancing, non-performance of suppliers or third-party subcontractors, increasing attention to environmental, social and governance matters, including climate change; the effects of industry, market, economic, political or regulatory conditions outside of Noble’s or Diamond’s control; and the risks described in Part I, Item 1A “Risk Factors” of (i) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023 and (ii) Diamond’s Annual Report on Form 10-K for the year ended December 31, 2023, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Noble nor Diamond assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof. With respect to our capital allocation policy, distributions to shareholders in the form of either dividends or share buybacks are subject to the Board of Directors’ assessment of factors such as business development, growth strategy, current leverage and financing needs. There can be no assurance that a dividend will be declared or continued.

No Offer or Solicitation

This communication relates to the Transaction between Noble and Diamond. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Transaction, Noble expects to file with the SEC a registration statement on Form S-4

(the “Registration Statement”) that will include a proxy statement of Diamond and a prospectus of Noble (the “Proxy Statement/Prospectus”). The Transaction will be submitted to Diamond’s stockholders for their consideration. Noble and Diamond may also file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be sent to the stockholders of Diamond. This document is not a substitute for the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Noble and Diamond may file with the SEC or send to shareholders of Noble and stockholders of Diamond in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF Noble AND Diamond ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Noble AND Diamond, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and all other documents filed or that will be filed with the SEC by Noble and Diamond through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Noble will be made available free of charge on Noble’s website at https://www.investors.noblecorp.com, under the “Investors” tab, or by directing a request to Investor Relations, Noble Corporation plc, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas, 77478 , Tel. No. (713) 239-6507. Copies of documents filed with the SEC by Diamond will be made available free of charge on Diamond’s website at https://investor.diamondoffshore.com under the “Investor Relations” tab or by directing a request to Investor Relations, Diamond Drilling, Inc., 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, Tel. No. (281) 647-4035.

Participants in the Solicitation

Noble, Diamond, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the Transaction. Information about the directors and executive officers of Noble is set forth in: (i) Noble’s proxy statement for its 2024 annual meeting, including under the headings “Resolutions 1, 2 ,3, 4 ,5 ,6, 7 & 8” and “Compensation Discussion and Analysis,” filed with the SEC on April 10, 2024 and available at https://www.sec.gov/Archives/edgar/data/1895262/000119312524091850/d807356ddef14a.htm, (ii) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” filed with the SEC on February 23, 2024 and available at https://www.sec.gov/Archives/edgar/data/1895262/000162828024006622/ne-20231231.htm, (iii) Noble’s Current Report on Form 8-K filed with the SEC on March 15, 2024 and available at https://www.sec.gov/Archives/edgar/data/949039/000119312524068298/d810669d8k.htm and (iv) subsequent statements of changes in beneficial ownership on file with the SEC.

Information about the directors and executive officers of Diamond is set forth in Diamond’s proxy statement for its 2024 annual meeting, including under the headings “Election of Directors (Proposal No. 1),” “Compensation Discussion and Analysis,” “Executive Compensation,” and “Stock Ownership of Management and Directors,” filed with the SEC on March 28, 2024 and available at https://www.sec.gov/Archives/edgar/data/949039/000119312524080696/d882683ddef14a.htm, (ii) Diamond’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” filed with the SEC on February 28, 2024 and available at https://www.sec.gov/Archives/edgar/data/949039/000095017024022282/do-20231231.htm and (iii) subsequent statements of changes in beneficial ownership on file with the SEC.

Additional or updated information regarding the potential participants and their direct or indirect interests (by security holdings or otherwise) will be included in Noble’s registration statement on Form S-4, which will contain Noble’s prospectus and Diamond’s proxy statement, and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the SEC’s website at www.sec.gov.